Exhibit 99.2

Royal Dutch Shell plc

Three month period ended March 31, 2014

Unaudited Condensed Interim Financial Report

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1st QUARTER 2014 UNAUDITED RESULTS

•	Royal Dutch Shell’s first quarter 2014 earnings, on a current cost of supplies (CCS) basis (see Note 2), were $4.5 billion compared with $8.0 billion for the first quarter 2013.

•	First quarter 2014 CCS earnings included an identified net charge of $2.9 billion after tax, mainly reflecting impairments related to refineries in Asia and Europe (see page 11).

•	First quarter 2014 CCS earnings excluding identified items (see page 11) were $7.3 billion compared with $7.5 billion for the first quarter 2013, a decrease of 3%.

•	Compared with the first quarter 2013, Upstream earnings excluding identified items were supported by stronger Integrated Gas results as well as higher gas realisations and gas trading results. This was offset by the impact of exploration well write-offs, and higher costs and depreciation. Downstream earnings excluding identified items were impacted by lower industry refining margins and trading results.

•	Basic CCS earnings per share excluding identified items for the first quarter 2014 decreased by 2% versus the same quarter a year ago.

•	Cash flow from operating activities for the first quarter 2014 was $14.0 billion. Excluding working capital movements, cash flow from operating activities for the first quarter 2014 was $13.1 billion.

•	Capital investment for the first quarter 2014 was $10.7 billion, including $2.0 billion related to the acquisition of Repsol’s LNG business. Net capital investment (see Note 2) for the quarter was $10.1 billion.

•	Total dividends distributed in the quarter were some $2.8 billion, of which $1.3 billion were settled under the Scrip Dividend Programme. During the first quarter some 32.4 million shares were bought back for cancellation for a consideration of some $1.2 billion.

•	Gearing at the end of the first quarter 2014 was 15.6%.

•	A first quarter 2014 dividend has been announced of $0.47 per ordinary share and $0.94 per American Depositary Share (“ADS”), an increase of 4% compared with the first quarter 2013.

SUMMARY OF UNAUDITED RESULTS

$ million	Quarters
	Q1 2014	Q4 2013	Q1 2013%[1]
Income attributable to Royal Dutch Shell plc shareholders	4,509	1,781	8,176	-45
Current cost of supplies (CCS) adjustment for Downstream	(44)	371	(225)
CCS earnings	4,465	2,152	7,951	-44
Less: Identified items[2]	(2,862)	(763)	431
CCS earnings excluding identified items	7,327	2,915	7,520	-3
Of which:
Upstream	5,710	2,477	5,648
Downstream	1,575	558	1,848
Corporate and Non-controlling interest	42	(120)	24

Cash flow from operating activities	13,984	6,028	11,559	+21

Basic CCS earnings per share ($)	0.71	0.34	1.26	-44
Basic CCS earnings per ADS ($)	1.42	0.68	2.52
Basic CCS earnings per share excl. identified items ($)	1.17	0.46	1.19	-2
Basic CCS earnings per ADS excl. identified items ($)	2.34	0.92	2.38

Dividend per share ($)	0.47	0.45	0.45	+4
Dividend per ADS ($)	0.94	0.90	0.90

[1]	Q1 on Q1 change
[2]	See page 11

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Royal Dutch Shell Chief Executive Officer Ben van Beurden:

“Shell’s profits enable the company to pay competitive dividends to shareholders and to finance new investments in oil and gas. Our long-term strategy is sound.

Our first quarter 2014 results reflect more robust levels of profitability. However, as we saw in 2013, we are in an industry where high volatility remains, both in the macro-environment and in our quarterly results.

The priorities I set out at the start of 2014 have not changed.

I am determined to improve our competitiveness, and to adapt the company to respond to changes in the industry landscape, particularly in Oil Products and North America resources plays.

We are aiming to continue to balance growth and returns, by focusing sharply on our three key priorities – better financial performance, enhanced capital efficiency, including more selectivity on project choices and $15 billion of divestments in 2014-15, and continuing strong project delivery.

Our investment strategy is delivering where it matters - at the bottom line. The first quarter of 2014 has seen new, profitable production from the deep-water Gulf of Mexico and Iraq, together with new LNG from our acquisition of Repsol’s portfolio.

We are making hard choices on Shell’s assets and options, to improve capital efficiency, in both Upstream and Downstream. The divestments underway in Downstream in four countries are part of Shell’s drive to improve our competitive position. Downstream has the potential to average 10-12% ROACE, more than double current levels, and to deliver around $10 billion of annual cash flow. I am determined to improve our performance in this business.

The impairments we have announced today in Downstream reflect Shell’s updated views on the outlook for refining margins. There are substantial pressures on the industry from excess capacity, changing product demand, and new oil supplies from liquids-rich shales.

The 4% dividend increase we have confirmed today for the first quarter 2014 underscores our delivery in recent years, and our confidence in the future potential.”

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FIRST QUARTER 2014 PORTFOLIO DEVELOPMENTS

Upstream

In Brazil, Shell announced an agreement to sell a 23% interest in the Shell-operated deep-water project BC-10 to Qatar Petroleum International for a consideration of some $1 billion. Subject to regulatory approval, the transaction is expected to close in 2014.

In Brunei, final investment decision (“FID”) was taken on the Maharaja Lela South (“ML South”) development (Shell interest 35%). The development is expected to deliver peak production of 35 thousand barrels of oil equivalent per day (“boe/d”).

Shell successfully commenced export of its first crude from the Majnoon oil field in Iraq, where production exceeded the 175,000 barrels per day (b/d) First Commercial Production target which initiated the commencement of cost recovery.

In the United Kingdom, Shell entered into an agreement with the government to progress the Peterhead Carbon Capture and Storage (“CCS”) project to the next phase of front-end engineering and design (“FEED”). The project aims to capture and store 10 million tonnes of CO2 over 10 years. If successful, the project could represent the first industrial-scale application of CCS technology at a gas-fired power station anywhere in the world.

In the United States, Shell announced first production from the Mars B deep-water development (Shell interest 71.5%) in the Gulf of Mexico. The Olympus platform was completed and installed more than six months ahead of schedule, allowing for early production. Olympus is Shell’s seventh, and largest, floating deep-water platform in the Gulf of Mexico and extends the life of the overall Mars basin to around 2050. It is expected that the project will ramp up to a peak production of 100 thousand boe/d in 2016.

Also in the United States, Shell reached an agreement to sell its 50% interest in approximately 312,000 acres in the Niobrara and Sandwash basins for a consideration of some $90 million. Subject to regulatory approval, the deal is expected to close in May, 2014.

Shell commenced FEED on the Appomattox deep-water development project (Shell interest 80%) in the Gulf of Mexico, United States. Including the Vicksburg A discovery (Shell interest 75%), the resources associated with this development are estimated to be greater than 600 million barrels of oil equivalent (“boe”). The project is expected to deliver peak production of 150 thousand boe/d.

The Siakap North-Petai development (Shell interest 21%) offshore Malaysia commenced production. The development is expected to deliver peak production of around 30 thousand boe/d.

During the quarter, in Shell’s heartlands exploration programme, a Shell-operated oil discovery at the Limbayong prospect (Shell interest 35%) offshore Malaysia was announced. Shell participated in the non-operated Lympstone gas discovery (Shell interest 50%) offshore Australia, and in April in the Rosmari-1 discovery (Shell interest 85%) offshore Malaysia, adding new gas resources. In addition during the quarter, we had a successful appraisal of the Pegaga gas discovery (Shell interest 20%) offshore Malaysia.

Shell had continued success with near-field exploration discoveries in a number of countries.

As part of its global exploration programme, Shell added new acreage positions following successful bidding results in Namibia, Norway, and Russia.

Upstream divestment proceeds totalled some $0.3 billion for the first quarter 2014 and included among others proceeds from the completed sale of Shell’s interest in Mississippi Lime acreage in Kansas, United States.

In April, Shell approved to move into FEED for an LNG facility in Canada. The facility is expected to have capacity of approximately 12 million tonnes per annum (“mtpa”) with expansion potential to approximately 24 mtpa.

In Upstream Americas resources plays (shale oil and gas), insights from ongoing exploration and appraisal drilling results and production information, and Shell’s ongoing restructuring of this portfolio, could potentially lead to future asset sales and/or impairments.

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Downstream

In Australia, Shell announced a binding agreement to sell its Downstream businesses (excluding Aviation) to Vitol for a total transaction value of approximately $2.6 billion. The sale covers Shell’s Geelong Refinery and 870-site Retail business, along with its Bulk Fuels, Bitumen, Chemicals and part of its Lubricants businesses. It also includes a brand licence arrangement and an exclusive distributor arrangement in Australia for Shell Lubricants. The deal is subject to regulatory approvals and is expected to close in 2014.

In Italy, Shell reached an agreement with Kuwait Petroleum International for the sale of its Retail, Supply & Distribution Logistics and Aviation businesses. Under this agreement, Shell’s Retail network will be re-branded to Q8 in the country. The sale is subject to regulatory approvals and is expected to close in 2014.

Consistent with Shell’s strategic intent to concentrate its Downstream global footprint and businesses where it can be most competitive, Shell announced the intent to sell its Downstream Refining and Marketing businesses in Denmark.

Shell is also considering the sale of certain of its Marketing assets in Norway.

Downstream divestment proceeds totalled some $0.2 billion for the first quarter 2014 and included among others proceeds from the divestment of Shell’s 16.3% interest in Ceska Rafinerska in the Czech Republic.

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KEY FEATURES OF THE FIRST QUARTER 2014

•	First quarter 2014 CCS earnings (see Note 2) were $4,465 million, 44% lower than for the same quarter a year ago.

•	First quarter 2014 CCS earnings included an identified net charge of $2.9 billion after tax, mainly reflecting impairments related to refineries in Asia and Europe (see page 11).

•	First quarter 2014 CCS earnings excluding identified items (see page 11) were $7,327 million compared with $7,520 million for the first quarter 2013, a decrease of 3%. First quarter 2014 Upstream earnings excluding identified items were supported by stronger Integrated Gas results as well as higher gas realisations and gas trading results. This was offset by the impact of exploration well write-offs, and higher costs and depreciation. Downstream earnings excluding identified items were impacted by lower industry refining margins and trading results.

•	Basic CCS earnings per share decreased by 44% versus the same quarter a year ago.

•	Basic CCS earnings per share excluding identified items decreased by 2% compared with the first quarter 2013.

•	Cash flow from operating activities for the first quarter 2014 was $14.0 billion, compared with $11.6 billion in the same quarter last year. Excluding working capital movements, cash flow from operating activities for the first quarter 2014 was $13.1 billion, compared with $11.5 billion in the same quarter last year.

•	Net capital investment (see Note 2) for the first quarter 2014 was $10.1 billion. Capital investment for the first quarter 2014 was $10.7 billion, including $2.0 billion related to the acquisition of Repsol’s LNG business, and divestment proceeds were $0.5 billion.

•	Total dividends distributed in the first quarter 2014 were some $2.8 billion, of which $1.3 billion were settled by issuing some 38 million A shares under the Scrip Dividend Programme for the fourth quarter 2013.

•	Under our share buyback programme some 32.4 million B shares were bought back for cancellation during the first quarter 2014 for a consideration of some $1.2 billion.

•	Return on average capital employed (see Note 8) on a reported income basis was 6.1% at the end of the first quarter 2014, versus 13.0% at the end of the first quarter 2013.

•	Gearing was 15.6% at the end of the first quarter 2014, versus 9.1% at the end of the first quarter 2013.

•	Oil and gas production for the first quarter 2014 was 3,245 thousand boe/d. Excluding the impact of divestments, licence expiries, PSC price effects, security impacts in Nigeria and the NAM curtailment, first quarter 2014 production was 4% lower than in the same period last year.

•	Equity sales of LNG of 6.09 million tonnes for the first quarter 2014 were 18% higher than in the same quarter a year ago, including 0.95 million tonnes from the acquisition of Repsol’s LNG business.

•	Oil products sales volumes were 5% higher than for the first quarter 2013. Chemicals sales volumes for the first quarter 2014 increased by 3% compared with the same quarter a year ago.

•	Supplementary financial and operational disclosure for the first quarter 2014 is available at www.shell.com/investor.

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SUMMARY OF IDENTIFIED ITEMS

Earnings for the first quarter 2014 reflected the following items, which in aggregate amounted to a net charge of $2,862 million (compared with a net gain of $431 million in the first quarter 2013), as summarised in the table below:

Upstream earnings included a net charge of $283 million, mainly reflecting charges related to asset impairments of $168 million. Identified items also included net charges related to the fair value accounting of commodity derivatives and certain gas contracts, the impact of a reduction in the discount rate used for provisions, and divestments. Earnings for the first quarter 2013 included a net gain of $173 million.

Downstream earnings included a net charge of $2,580 million, including impairments of $2,284 million related to refineries in Asia and Europe. The refining-related impairments, equivalent to 14% of Shell’s refinery asset base, reflect the latest insight into margins based on feedstock supply and product demand outlook. This charge includes the write-off of the Bukom oil refinery, at Shell’s integrated refinery and chemicals facility in Singapore, and excludes the Bukom chemicals plant. The company has initiatives underway to improve the profitability of the integrated facilities at Bukom. Earnings for the first quarter 2013 included a net charge of $160 million.

Corporate and Non-controlling interest earnings included a net gain of $1 million. Earnings for the first quarter 2013 included a net gain of $418 million.

SUMMARY OF IDENTIFIED ITEMS

$ million	Quarters
	Q1 2014	Q4 2013	Q1 2013
Segment earnings impact of identified items:
Upstream	(283)	(631)	173
Downstream	(2,580)	(86)	(160)
Corporate and Non-controlling interest	1	(46)	418
Earnings impact	(2,862)	(763)	431

These identified items are shown to provide additional insight into segment earnings and income attributable to shareholders. They include the full impact on Shell’s CCS earnings of the following items:

Divestment gains and losses

Impairments

Fair value accounting of commodity derivatives and certain gas contracts (see Note 7)

Redundancy and restructuring

Further items may be identified in addition to the above.

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EARNINGS BY BUSINESS SEGMENT

UPSTREAM

$ million	Quarters
	Q1 2014	Q4 2013	Q1 2013%[1]
Upstream earnings excluding identified items	5,710	2,477	5,648	+1
Upstream earnings	5,427	1,846	5,821	-7

Upstream cash flow from operating activities	9,075	5,557	9,705	-6

Upstream net capital investment	9,340	14,150	7,370	+27

Liquids production available for sale (thousand b/d)	1,481	1,539	1,640	-10
Natural gas production available for sale (million scf/d)	10,227	9,925	11,132	-8
Total production available for sale (thousand boe/d)	3,245	3,251	3,559	-9

Equity sales of LNG (million tonnes)	6.09	4.93	5.15	+18

[1]	Q1 on Q1 change

First quarter Upstream earnings excluding identified items were $5,710 million compared with $5,648 million a year ago. Identified items were a net charge of $283 million, compared with a net gain of $173 million for the first quarter 2013 (see page 11).

Compared with the first quarter 2013, Upstream earnings excluding identified items benefited from stronger Integrated Gas results, including contributions from the recent purchase of Repsol’s LNG business and higher dividends from an LNG venture. Earnings also benefited from higher gas realisations and gas trading results. Earnings were negatively impacted by higher exploration expenses, mainly due to well write-offs, increased costs and higher depreciation. Earnings also reflected the cap and curtailment of NAM volumes in the Netherlands.

Global liquids realisations were 4% lower than for the first quarter 2013. Global natural gas realisations were 3% higher than for the same quarter a year ago, with a 50% increase in the Americas and a 4% decrease outside the Americas.

First quarter 2014 production was 3,245 thousand boe/d compared with 3,559 thousand boe/d a year ago. Liquids production decreased by 10% and natural gas production decreased by 8% compared with the first quarter 2013. Excluding the impact of divestments, license expiries, PSC price effects, security impacts in Nigeria and the NAM curtailment, first quarter 2014 production was 4% lower than for the same period last year.

Warm weather in Europe and the impact of field declines were partly offset by some 89 thousand boe/d related to new field start-ups and the continuing ramp-up of existing fields, in particular Majnoon in Iraq.

Equity sales of LNG of 6.09 million tonnes were 18% higher than in the same quarter a year ago, including 0.95 million tonnes from the acquisition of Repsol’s LNG business and decreased feedgas disruptions in Nigeria, partly offset by higher planned maintenance at some LNG plants.

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DOWNSTREAM

$ million	Quarters
	Q1 2014	Q4 2013	Q1 2013%[1]
Downstream CCS earnings excluding identified items	1,575	558	1,848	-15
Downstream CCS earnings	(1,005)	472	1,688	—

Downstream cash flow from operating activities	3,145	808	365	+762

Downstream net capital investment	776	1,571	820	-5

Refinery processing intake (thousand b/d)	2,965	2,910	2,890	+3

Oil products sales volumes (thousand b/d)	6,319	6,038	6,004	+5

Chemicals sales volumes (thousand tonnes)	4,285	4,412	4,143	+3

[1]	Q1 on Q1 change

First quarter Downstream earnings excluding identified items were $1,575 million compared with $1,848 million for the first quarter 2013. Identified items were a net charge of $2,580 million, compared with a net charge of $160 million for the first quarter 2013 (see page 11).

Compared with the first quarter 2013, Downstream earnings excluding identified items were impacted by lower contributions from manufacturing and from trading and supply activities. This was partly offset by a stronger refining margin environment in the United States Gulf Coast, improved performance from the Motiva joint venture, and Retail results. Earnings also benefited from decreased taxation and favourable currency exchange rate effects in the first quarter 2014.

Downstream cash flow from operating activities benefited from favourable working capital movements in Oil Products.

Refinery intake volumes were 3% higher compared with the same quarter last year, mainly as a result of improved operating performance from Motiva refineries partly offset by increased planned maintenance in United States West Coast refineries. Refinery availability was 92% compared with 91% for the first quarter 2013.

Oil products sales volumes increased by 5% compared with the same period a year ago, reflecting higher trading volumes partly offset by lower marketing volumes.

Chemicals sales volumes increased by 3% compared with the same quarter last year, mainly as a result of improved operational performance partly offset by poorer intermediates market conditions in most regions. Chemicals manufacturing plant availability increased to 95% from 92% for the first quarter 2013, as a result of decreased planned maintenance.

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CORPORATE AND NON-CONTROLLING INTEREST

$ million	Quarters
	Q1 2014	Q4 2013	Q1 2013
Corporate and Non-controlling interest excluding identified items	42	(120)	24
Of which:
Corporate	76	(73)	88
Non-controlling interest	(34)	(47)	(64)

Corporate and Non-controlling interest	43	(166)	442

First quarter Corporate results and Non-controlling interest excluding identified items were a gain of $42 million, compared with a gain of $24 million in the same period last year. Identified items for the first quarter of 2014 were a net gain of $1 million, compared with a net gain of $418 million for the first quarter of 2013 (see page 11).

Compared with the first quarter of 2013, Corporate results excluding identified items reflected favourable currency exchange rate effects offset by lower tax credits, higher costs and higher net interest expense.

FORTHCOMING EVENTS

Second quarter 2014 results and second quarter 2014 dividend are scheduled to be announced on July 31, 2014. Third quarter 2014 results and third quarter 2014 dividend are scheduled to be announced on October 30, 2014. The Annual General Meeting will be held on May 20, 2014.

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UNAUDITED CONDENSED CONSOLIDATED

INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME

$ million	Quarters
	Q1 2014	Q4 2013	Q1 2013%[1]
Revenue	109,658	109,243	112,810
Share of profit of joint ventures and associates	2,070	2,024	2,303
Interest and other income	351	212	401
Total revenue and other income	112,079	111,479	115,514
Purchases	83,835	85,853	86,603
Production and manufacturing expenses	7,179	7,512	6,458
Selling, distribution and administrative expenses	3,434	3,861	3,587
Research and development	283	428	294
Exploration	927	1,766	648
Depreciation, depletion and amortisation	7,424	5,629	4,225
Interest expense	452	470	401
Income before taxation	8,545	5,960	13,298	-36
Taxation	4,003	4,138	5,072
Income for the period	4,542	1,822	8,226	-45
Income attributable to non-controlling interest	33	41	50
Income attributable to Royal Dutch Shell plc shareholders	4,509	1,781	8,176	-45
[1]	Q1 on Q1 change

EARNINGS PER SHARE

$	Quarters
	Q1 2014	Q4 2013	Q1 2013
Basic earnings per share	0.72	0.28	1.30
Diluted earnings per share	0.72	0.28	1.29

SHARES1

Million	Quarters
	Q1 2014	Q4 2013	Q1 2013
Weighted average number of shares as the basis for:
Basic earnings per share	6,287.8	6,272.9	6,308.9
Diluted earnings per share	6,288.9	6,275.1	6,313.7
Shares outstanding at the end of the period	6,321.8	6,295.4	6,340.2
[1]	Royal Dutch Shell plc ordinary shares of €0.07 each

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

$ million	Quarters
	Q1 2014	Q4 2013	Q1 2013
Income for the period	4,542	1,822	8,226
Other comprehensive income net of tax:
Items that may be reclassified to income in later periods:
- Currency translation differences	(551)	(326)	(1,652)
- Unrealised gains on securities	28	28	31
- Cash flow hedging gains/(losses)	19	(2)	13
- Share of other comprehensive loss of joint ventures and associates	(7)	(43)	(56)
Total	(511)	(343)	(1,664)
Items that are not reclassified to income in later periods:
- Retirement benefits remeasurements	(546)	2,370	1,436
Other comprehensive (loss)/income for the period	(1,057)	2,027	(228)
Comprehensive income for the period	3,485	3,849	7,998
Comprehensive income attributable to non-controlling interest	29	(14)	25
Comprehensive income attributable to Royal Dutch Shell plc shareholders	3,456	3,863	7,973

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONDENSED CONSOLIDATED BALANCE SHEET

	$ million
	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Assets
Non-current assets:
Intangible assets[1]	7,482	4,394	4,456
Property, plant and equipment[1]	194,608	191,897	180,244
Joint ventures and associates[1]	35,909	34,613	34,478
Investments in securities	4,761	4,715	4,878
Deferred tax	6,177	5,785	4,641
Retirement benefits	3,197	3,574	3,502
Trade and other receivables	10,036	9,191	9,052
	262,170	254,169	241,251

Current assets:
Inventories	28,829	30,009	31,531
Trade and other receivables	63,670	63,638	66,598
Cash and cash equivalents[1]	11,924	9,696	17,614
	104,423	103,343	115,743

Total assets	366,593	357,512	356,994

Liabilities
Non-current liabilities:
Debt[1]	41,236	36,218	27,329
Trade and other payables	4,281	4,065	4,170
Deferred tax	11,882	11,943	11,490
Retirement benefits	11,385	11,182	15,091
Decommissioning and other provisions	22,298	19,698	18,054
	91,082	83,106	76,134

Current liabilities:
Debt[1]	4,493	8,344	8,461
Trade and other payables	70,738	70,112	73,301
Taxes payable	13,488	11,173	14,386
Retirement benefits	387	382	376
Decommissioning and other provisions	3,275	3,247	3,097
	92,381	93,258	99,621

Total liabilities	183,463	176,364	175,755

Equity attributable to Royal Dutch Shell plc shareholders	182,028	180,047	179,806

Non-controlling interest	1,102	1,101	1,433
Total equity	183,130	181,148	181,239

Total liabilities and equity	366,593	357,512	356,994
[1]	See Note 6

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Equity attributable to Royal Dutch Shell plc shareholders
$ million	Share capital	Shares held in trust	Other reserves	Retained earnings	Total	Non- controlling interest	Total equity
At January 1, 2014	542	(1,932)	(2,037)	183,474	180,047	1,101	181,148
Comprehensive income for the period	—	—	(1,053)	4,509	3,456	29	3,485
Capital contributions from, and other changes in, non-controlling interest	—	—	—	(4)	(4)	—	(4)
Dividends paid	—	—	—	(2,849)	(2,849)	(28)	(2,877)
Scrip dividends[1]	4	—	(4)	1,350	1,350	—	1,350
Repurchases of shares[2]	(3)	—	3	(249)	(249)	—	(249)
Shares held in trust: net sales and dividends received	—	746	—	32	778	—	778
Share-based compensation	—	—	(497)	(4)	(501)	—	(501)
At March 31, 2014	543	(1,186)	(3,588)	186,259	182,028	1,102	183,130

At January 1, 2013	542	(2,287)	(3,752)	180,246	174,749	1,433	176,182
Comprehensive income for the period	—	—	(203)	8,176	7,973	25	7,998
Capital contributions from, and other changes in, non-controlling interest	—	—	—	—	—	(4)	(4)
Dividends paid	—	—	—	(2,752)	(2,752)	(21)	(2,773)
Scrip dividends[1]	2	—	(2)	844	844	—	844
Repurchases of shares[2,3]	(1)	—	1	(1,104)	(1,104)	—	(1,104)
Shares held in trust: net sales and dividends received	—	1,030	—	36	1,066	—	1,066
Share-based compensation	—	—	(603)	(367)	(970)	—	(970)
At March 31, 2013	543	(1,257)	(4,559)	185,079	179,806	1,433	181,239

[1]	Under the Scrip Dividend Programme some 38.0 million A shares, equivalent to $1.3 billion, were issued during the first quarter 2014 and some 25.6 million A shares, equivalent to $0.8 billion, were issued during the first quarter 2013.
[2]	Includes shares committed to repurchase
[3]	Includes repurchases subject to settlement at the end of the quarter

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

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CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

$ million	Quarters
	Q1 2014	Q4 2013	Q1 2013
Cash flow from operating activities
Income for the period	4,542	1,822	8,226
Adjustment for:
- Current taxation	4,400	4,677	4,892
- Interest expense (net)	378	436	357
- Depreciation, depletion and amortisation	7,424	5,629	4,225
- Net losses/(gains) on sale of assets	41	(87)	(213)
- Decrease/(increase) in working capital	875	(1,682)	34
- Share of profit of joint ventures and associates	(2,070)	(2,024)	(2,303)
- Dividends received from joint ventures and associates	1,507	1,865	1,242
- Deferred taxation, retirement benefits, decommissioning and other provisions	(308)	(938)	(11)
- Other	529	1,338	27
Net cash from operating activities (pre-tax)	17,318	11,036	16,476

Taxation paid	(3,334)	(5,008)	(4,917)

Net cash from operating activities	13,984	6,028	11,559

Cash flow from investing activities
Capital expenditure[1]	(7,397)	(14,508)	(7,862)
Investments in joint ventures and associates	(889)	(523)	(372)
Proceeds from sale of assets	306	432	382
Proceeds from sale of joint ventures and associates	56	109	154
Other investments (net)	152	2	20
Interest received	58	37	36
Net cash used in investing activities	(7,714)	(14,451)	(7,642)

Cash flow from financing activities
Net (decrease)/increase in debt with maturity period within three months	(1,297)	3,239	133
Other debt: New borrowings	3,195	4,366	180
Repayments	(2,933)	(464)	(2,185)
Interest paid	(368)	(650)	(158)
Change in non-controlling interest	0	(60)	(7)
Cash dividends paid to:
- Royal Dutch Shell plc shareholders	(1,499)	(1,610)	(1,908)
- Non-controlling interest	(28)	(36)	(21)
Repurchases of shares	(1,241)	(996)	(545)
Shares held in trust: net sales/(purchases) and dividends received	123	66	(10)
Net cash used in financing activities	(4,048)	3,855	(4,521)

Currency translation differences relating to cash and cash equivalents	6	(14)	(332)
Increase/(decrease) in cash and cash equivalents	2,228	(4,582)	(936)

Cash and cash equivalents at beginning of period	9,696	14,278	18,550

Cash and cash equivalents at end of period	11,924	9,696	17,614
[1]	See Note 6

Notes 1 to 6 are an integral part of these unaudited Condensed Consolidated Interim Financial Statements.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	19

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. Basis of preparation

These unaudited Condensed Consolidated Interim Financial Statements (“Interim Statements”) of Royal Dutch Shell plc and its subsidiaries (collectively referred to as Shell) have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union and as issued by the International Accounting Standards Board and on the basis of the same accounting principles as, and should be read in conjunction with, the Annual Report and Form 20-F for the year ended December 31, 2013 (pages 105 to 110) as filed with the U.S. Securities and Exchange Commission.

The financial information presented in the Interim Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006. Statutory accounts for the year ended December 31, 2013 were published in Shell’s Annual Report and a copy was delivered to the Registrar of Companies in England and Wales. The auditors’ report on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Companies Act 2006.

2. Segment information

Segment earnings are presented on a current cost of supplies basis (CCS earnings). On this basis, the purchase price of volumes sold during the period is based on the current cost of supplies during the same period after making allowance for the tax effect. CCS earnings therefore exclude the effect of changes in the oil price on inventory carrying amounts.

Net capital investment (see Note 9) is defined as capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals (excluding other investments (net) in the Corporate segment); exploration expense excluding exploration wells written off; investments in joint ventures and associates; and leases and other items.

CCS earnings and net capital investment information are the dominant measures used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Information by business segment:

$ million	Quarters
	Q1 2014	Q1 2013
Third-party revenue
Upstream	13,013	12,376
Downstream	96,603	100,409
Corporate	42	25
Total third-party revenue	109,658	112,810

Inter-segment revenue
Upstream	12,251	12,142
Downstream	608	243
Corporate	0	0

Segment earnings
Upstream	5,427	5,821
Downstream[1]	(1,005)	1,688
Corporate	77	491
Total segment earnings	4,499	8,000

$ million	Quarters
	Q1 2014	Q1 2013
Total segment earnings	4,499	8,000
Current cost of supplies adjustment:
Purchases	(8)	113
Taxation	(1)	(28)
Share of profit of joint ventures and associates	52	141
Income for the period	4,542	8,226

[1]	First quarter 2014 Downstream earnings included an impairment charge of $2,284 million related to refineries in Asia and Europe.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	20

3. Share capital

Issued and fully paid

	Ordinary shares of €0.07 each		Sterling deferred shares
Number of shares	A	B	of £1 each
At January 1, 2014	3,898,011,213	2,472,839,187	50,000
Scrip dividends	37,952,003	—	—
Repurchases of shares	—	(32,428,573)	—
At March 31, 2014	3,935,963,216	2,440,410,614	50,000

At January 1, 2013	3,772,388,687	2,617,715,189	50,000
Scrip dividends	25,586,312	—	—
Repurchases of shares	—	(16,080,000)	—
At March 31, 2013	3,797,974,999	2,601,635,189	50,000

Nominal value

	Ordinary shares of €0.07 each
$ million	A	B	Total
At January 1, 2014	333	209	542
Scrip dividends	4	—	4
Repurchases of shares	—	(3)	(3)
At March 31, 2014	337	206	543

At January 1, 2013	321	221	542
Scrip dividends	2	—	2
Repurchases of shares	—	(1)	(1)
At March 31, 2013	323	220	543

The total nominal value of sterling deferred shares is less than $1 million.

At Royal Dutch Shell plc’s Annual General Meeting on May 21, 2013, the Board was authorised to allot ordinary shares in Royal Dutch Shell plc, and to grant rights to subscribe for or to convert any security into ordinary shares in Royal Dutch Shell plc, up to an aggregate nominal amount of €148 million (representing 2,114 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 21, 2014, and the end of the Annual General Meeting to be held in 2014, unless previously renewed, revoked or varied by Royal Dutch Shell plc in a general meeting.

4. Other reserves

$ million	Merger reserve[1]	Share premium reserve[1]	Capital redemption reserve[2]	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2014	3,411	154	75	1,871	(7,548)	(2,037)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(1,053)	(1,053)
Scrip dividends	(4)	—	—	—	—	(4)
Repurchases of shares	—	—	3	—	—	3
Share-based compensation	—	—	—	(497)	—	(497)
At March 31, 2014	3,407	154	78	1,374	(8,601)	(3,588)

At January 1, 2013	3,423	154	63	2,028	(9,420)	(3,752)
Other comprehensive loss attributable to Royal Dutch Shell plc shareholders	—	—	—	—	(203)	(203)
Scrip dividends	(2)	—	—	—	—	(2)
Repurchases of shares	—	—	1	—	—	1
Share-based compensation	—	—	—	(603)	—	(603)
At March 31, 2013	3,421	154	64	1,425	(9,623)	(4,559)

[1]	The merger reserve and share premium reserve were established as a consequence of Royal Dutch Shell plc becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, plc, now The Shell Transport and Trading Company Limited, in 2005.
[2]	The capital redemption reserve was established in connection with repurchases of shares of Royal Dutch Shell plc.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	21

5. Derivative contracts

The table below provides the carrying amounts of derivatives contracts held, disclosed in accordance with IFRS 13 Fair Value Measurement.

$ million	Mar 31, 2014	Dec 31, 2013	Mar 31, 2013
Included within:

Trade and other receivables – non-current	1,761	1,772	1,426
Trade and other receivables – current	7,577	6,445	8,443

Trade and other payables – non-current	569	587	609
Trade and other payables – current	7,944	6,474	8,530

As disclosed in the Consolidated Financial Statements for the year ended December 31, 2013, presented in the Annual Report and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at March 31, 2014 are consistent with those used in the year ended December 31, 2013, and the carrying amounts of derivative contracts measured using predominantly unobservable inputs has not changed materially since that date.

The fair value of debt excluding finance lease liabilities at March 31, 2014, was $39,967 million (December 31, 2013: $40,569 million; March 31, 2013: $33,765 million). Fair value is determined from the prices quoted for those securities.

6. Acquisition of Repsol LNG businesses

On January 1, 2014, Shell completed the acquisition from Repsol S.A. of its LNG operations located in Trinidad and Tobago and Peru and related shipping and marketing activities, as reported in the Annual Report and Form 20-F for the year ended December 31, 2013 (page 139).

Cash consideration was $4.1 billion, of which $3.4 billion was transferred on December 31, 2013 and $0.7 billion on January 2, 2014. After taking account of cash balances of $0.3 billion in the entities acquired, the impact on capital expenditure in the Condensed Consolidated Statement of Cash Flows was $3.4 billion and $0.4 billion in the fourth quarter 2013 and the first quarter 2014 respectively. The impact on net capital investment, which also reflected the inclusion of finance lease liabilities assumed on January 1, 2014, was $3.4 billion and $2.0 billion in the fourth quarter 2013 and the first quarter 2014 respectively.

The updated fair values of the net assets acquired at January 1, 2014 and the fair value of the consideration paid were as follows:

$ million
Fair value[1]
Net assets acquired:
Intangible assets	3,183
Property, plant and equipment	1,198
Joint ventures and associates	531
Cash and cash equivalents	329
Other assets	424
Debt	(1,601)
Other liabilities	(22)
4,042
Goodwill	43
Consideration paid	4,085

[1]	The determination of the fair values of the net assets acquired is provisional and will be subject to further review during the 12 months from the acquisition date.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	22

7. Impacts of accounting for derivatives

In the ordinary course of business Shell enters into contracts to supply or purchase oil and gas products, and also enters into derivative contracts to mitigate resulting economic exposures (generally price exposure). Derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes are, by contrast, recognised when the transaction occurs (see also below); furthermore, inventory is carried at historical cost or net realisable value, whichever is lower.

As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis.

In addition, certain UK gas contracts held by Upstream are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes.

The accounting impacts of the aforementioned are reported as identified items in this Report.

8. Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs and is a common measure of business performance. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense, as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

9. Liquidity and capital resources

Net cash from operating activities for the first quarter 2014 was $14.0 billion compared with $11.6 billion for the same period last year.

Total current and non-current debt increased to $45.7 billion at March 31, 2014 from $35.8 billion at March 31, 2013 while cash and cash equivalents decreased to $11.9 billion at March 31, 2014 from $17.6 billion at March 31, 2013. New debt was issued under the euro medium-term note programme during the first quarter of 2014.

Net capital investment for the first quarter 2014 was $10.1 billion, of which $9.3 billion in Upstream and $0.8 billion in Downstream. Net capital investment for the same period of 2013 was $8.2 billion, of which $7.4 billion in Upstream and $0.8 billion in Downstream.

Dividends of $0.47 per share are announced on April 30, 2014 in respect of the first quarter. These dividends are payable on June 26, 2014. In the case of B shares, the dividends will be payable through the dividend access mechanism and are expected to be treated as UK-source rather than Dutch-source. See the Annual Report and Form 20-F for the year ended December 31, 2013 for additional information on the dividend access mechanism.

Under the Scrip Dividend Programme shareholders can increase their shareholding in Shell by choosing to receive new shares instead of cash dividends. Only new A shares will be issued under the Programme, including to shareholders who currently hold B shares.

The purpose of Shell’s share buyback programme is to offset dilution created by the issuance of shares under the Scrip Dividend Programme. Shell currently purchases only B shares for cancellation, which is more economic than purchasing A shares due to Dutch dividend withholding tax rules.

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	23

CAUTIONARY STATEMENT

All amounts shown throughout this Report are unaudited.

The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies over which Royal Dutch Shell plc either directly or indirectly has control. Companies over which Shell has joint control are generally referred to as “joint ventures” and companies over which Shell has significant influence but neither control nor joint control are referred to as “associates”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 23% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.

This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘goals’’, ‘‘intend’’, ‘‘may’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘plan’’, ‘‘probably’’, ‘‘project’’, ‘‘risks’’, “schedule”, ‘‘seek’’, ‘‘should’’, ‘‘target’’, ‘‘will’’ and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Royal Dutch Shell’s Form 20-F for the year ended December 31, 2013 (available at www.shell.com/investor and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this document and should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, April 30, 2014. Neither Royal Dutch Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.

We may have used certain terms, such as resources, in this document that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain this form from the SEC by calling 1-800-SEC-0330.

April 30, 2014

The information in this Report reflects the unaudited consolidated financial position and results of Royal Dutch Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.

Contacts:

•	Investor Relations: International + 31 (0) 70 377 4540; North America +1 832 337 2034

•	Media: International +44 (0) 207 934 5550; USA +1 713 241 4544

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	24

APPENDIX

Share-based compensation

There are a number of share-based compensation plans for Shell employees. The principal share-based employee compensation plan is the Performance Share Plan (“PSP”). For the details of the PSP, reference is made to the Annual Report and Form 20-F for the year ended December 31, 2013. The following table presents the number of shares and American Depositary Shares (“ADSs”) in Royal Dutch Shell plc conditionally awarded under the PSP outstanding as at March 31, 2014. The measurement period for the shares granted is three years.

PSPs	A shares	B shares	A ADSs
Outstanding at March 31, 2014 (thousands)	33,558	11,481	9,634

Prior to the introduction in 2005 of the PSP, Shell’s plans offered options over shares and ADSs of Royal Dutch Shell plc which were awarded to eligible employees, at a price not less than the fair market value of the shares and ADSs at the date the options were granted. The following table presents the number of shares and ADSs in the Company under option as at March 31, 2014, and the range of expiration dates.

Share option plans	A shares	B shares	A ADSs
Under option at March 31, 2014 (thousands)	5,392	774	306
Range of expiration dates	May 2014 – Jun 2016	May 2014 – Nov 2014	May 2014

Ratio of earnings to fixed charges

The following table sets out for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 and the three months ended March 31, 2014, the consolidated unaudited ratio of earnings to fixed charges.

		$ million
	Three months ended March 31,	Years ending December 31,
	2014	2013	2012	2011	2010	2009
Pre-tax income from continuing operations before income from equity investees	6,475	26,317	41,564	46,806	29,391	16,044
Total fixed charges	516	1,710	1,712	1,608	1,684	1,669
Distributed income from equity investees	1,507	7,117	10,573	9,681	6,519	4,903
Less: interest capitalised	171	762	567	674	969	1,088

Total earnings	8,327	34,382	53,282	57,421	36,625	21,528

Interest expensed and capitalised	368	1,412	1,461	1,209	1,218	902
Interest within rental expense	148	298	251	399	466	767

Total fixed charges	516	1,710	1,712	1,608	1,684	1,669

Ratio of earnings to fixed charges	16.14	20.11	31.12	35.71	21.75	12.90

For the purposes of the table above, “earnings” consists of pre-tax income from continuing operations (before adjustment for non-controlling interest) plus fixed charges (excluding capitalised interest) less undistributed income of joint ventures and associates. Fixed charges consist of expensed and capitalised interest (excluding accretion expense) plus interest within rental expenses (for operating leases).

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	25

Capitalisation and indebtedness

The following table sets out the unaudited consolidated combined capitalisation and indebtedness of Shell as at March 31, 2014. This information is derived from the Condensed Consolidated Interim Financial Statements.

$ million
March 31, 2014
Equity attributable to Royal Dutch Shell plc shareholders	182,028
Current debt	4,493
Non-current debt	41,236

Total debt[A] [B]	45,729

Total capitalisation	227,757

[A] Of total debt, $39.8 billion was unsecured and $5.9 billion was secured.

[B] Includes, as at March 31, 2014, $34.4 billion of debt issued by Shell International Finance B.V., a 100%-owned subsidiary of Royal Dutch Shell plc which is guaranteed by Royal Dutch Shell plc (December 31, 2013: $35.2 billion), with the remainder raised by other subsidiaries with no recourse beyond the immediate borrower and/or the local assets. As at March 31, 2014, Shell also had outstanding guarantees of $3.1 billion, of which $2.2 billion relate to debt of joint ventures and associates.

Shell included certain non-GAAP measures and calculations in its Unaudited Condensed Interim Financial report which are listed and explained as follows:

Net capital investment by business segment

Net capital investment is defined as capital expenditure as reported in the Condensed Consolidated Statement of Cash Flows, adjusted for: proceeds from disposals (excluding other investments (net) in the Corporate segment); exploration expense excluding exploration wells written off; investments in joint ventures and associates; and leases and other items.

	$ million
	Three months ended
	March 31, 2014	March 31, 2013
Net capital investment:
Upstream	9,340	7,370
Downstream	776	820
Corporate	33	7

Total	10,149	8,197
Proceeds from disposals	526	556

Capital investment	10,675	8,753
Exploration expense, excluding exploration wells written off	(424)	(491)
Investments in joint ventures and associates	(889)	(372)
Leases and other items	(1,965)	(28)

Capital expenditure	7,397	7,862

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	26

Return on average capital employed

Return on average capital employed (ROACE) measures the efficiency of Shell’s utilisation of the capital that it employs. In this calculation, ROACE is defined as the sum of income for the current and previous three quarters, adjusted for after-tax interest expense as a percentage of the average capital employed for the same period. Capital employed consists of total equity, current debt and non-current debt. The tax rate is derived from calculations at the published segment level.

Calculation of ROACE	$ million
	Last twelve months
	March 31, 2014	March 31, 2013
Income for current and previous three quarters	12,842	26,335
Interest expense after tax	754	874
Income before interest expense	13,596	27,209
Capital employed – opening	217,029	202,657
Capital employed - closing	228,859	217,029
Capital employed - average	222,944	209,843

ROACE	6.1%	13.0%

Royal Dutch Shell plc	Unaudited Condensed Interim Financial Report	27